

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

Mr. Peter J. Crage
 Chief Financial Officer
CEDAR FAIR, L.P.
One Cedar Point Drive
Sandusky, Ohio 44870-5259

> **Re: Cedar Fair, L.P.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **File No. 1-09444**
>
> **and**
>
> **Definitive Proxy on Schedule 14A**
> **Filed April 30, 2010**
> **File No. 1-09444**

Dear Mr. Crage:

    We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief